Exhibit 99.3

Writer’s Name:	Teo Mae Shaan Lim Ziwei	Tel:	+65 6439 4850 +65 6439 4815

Our ref:	2262431	E-Mail:	maeshaan.teo@shooklin.com ziwei.lim@shooklin.com

Your ref:	By Email

24 September 2026

Hafnia Limited
10 Pasir Panjang Road
#18-01
Mapletree Business City
Singapore 117438

The Board of Directors of Hafnia Limited

Dear Sirs

HAFNIA LIMITED (THE “COMPANY”) – PROSPECTUS SUPPLEMENT TO THE BASE PROSPECTUS DATED 29 MAY 2025

1.	INTRODUCTION

1.1
At your request, we have examined the preliminary prospectus supplement dated 23 September 2026 (the “Preliminary Prospectus Supplement”) and filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933 as amended (the “Securities Act”) and the final prospectus supplement dated 24 September 2026 to be filed with the Commission pursuant to Rule 424(b) under the Securities Act (the “Final Prospectus Supplement”, and together with the Preliminary Prospectus Supplement, the “Prospectus Supplement”), to the base prospectus dated 29 May 2025 included in the Registration Statement of the Company on Form F-3 filed with the Commission on 29 May 2025 (Registration No. 333-287637) (the “Registration Statement”) at the time it originally became effective (the “Base Prospectus”) in connection with the registration under the Securities Act of the offer and sale of up to 35,488,875 ordinary shares of the Company (“Shares”), in accordance with the Base Prospectus, the Registration Statement and as supplemented by the Prospectus Supplement (the “Transaction”).

1.2
The Shares to be offered and sold to investors in the Transaction will be existing Shares (the “Borrowed Shares”) borrowed by Fearnley Securities AS (the “Settlement Agent”) from BW Group Limited (the “Share Lender”), and the Company shall issue an equal number of new Shares to the Settlement Agent, for the account of the Share Lender, in repayment of the Borrowed Shares loaned from the Share Lender.

1.3
In connection with the Transaction, the Company has entered into (a) an engagement letter engaging Fearnley Securities AS, Pareto Securities AS, Clarksons Securities AS and Arctic Securities AS (collectively, the “Managers”) as the placement agents in connection with the Transaction and (b) a share lending agreement with the Managers and the Share Lender dated 22 September 2026 (the “Share Lending Agreement”).

Shook Lin & Bok LLP	旭龄及穆律师事务所

1 Robinson Road  #18-00  AIA Tower  Singapore  048542     Tel: +65 6535 1944    Fax: +65 6535  8577    Email: slb@shooklin.com    Website: www.shooklin.com

Shook Lin & Bok LLP (Unique Entity No. T07LL0924K) is registered in Singapore under the Limited Liability Partnerships Act 2008 with limited liability.

THE INFORMATION CONTAINED IN THIS TRANSMISSION IS CONFIDENTIAL AND ONLY FOR THE INTENDED RECIPIENT IDENTIFIED ABOVE. IF YOU ARE NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION OR USE OF THIS COMMUNICATION IS PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, RETURN THE ORIGINAL MESSAGE TO US, AND RETAIN NO COPY.

1.4	We have taken instructions solely from the Company and this opinion is being rendered solely to the Company in connection with the filing of the Prospectus Supplement.

2.	SCOPE OF THIS OPINION

2.1
Save for the documents set out in paragraph 3.1 of this opinion, we have not sighted or examined any contracts, instruments or documents entered into by or affecting the Company, or any of the Company’s corporate records. The documents set out in paragraph 3.1 of this opinion are the only documents and/or records we have examined for the purpose of this opinion.

2.2
This opinion is given on the condition that it will be governed by and construed in accordance with the laws of the Republic of Singapore and that any action or proceeding based on this opinion will be subject to the exclusive jurisdiction of the courts of the Republic of Singapore. We have made no investigation of, and do not express or imply any views on, the laws of any country other than the Republic of Singapore.

2.3	This opinion is given on the basis of the assumptions and is subject to the qualifications respectively set out in paragraphs 4, 6 and 7 of this opinion.

3.	DOCUMENTS

3.1	For the purposes of this opinion, we have examined and relied upon the following documents:

(a)	a copy of the certificate confirming registration by transfer of the Company dated 1 October 2024 issued by the Accounting and Corporate Regulatory Authority of Singapore;

(b)	a copy of the constitution of the Company (the “Constitution”);

(c)	an electronic copy (in Adobe Acrobat form) of the Preliminary Prospectus Supplement dated 23 September 2026 (with an electronic copy of the Base Prospectus exhibited thereto);

(d)	an electronic copy (in Adobe Acrobat form) of the Registration Statement filed with the Commission on 29 May 2025;

(e)	an electronic copy (in Adobe Acrobat form) of the Final Prospectus Supplement dated 24 September 2026;

(f)	an electronic copy (in Adobe Acrobat form) of the Share Lending Agreement; and

(g)	such other documents as we have considered necessary to the rendering of this opinion,

(each a “Document”, and collectively, the “Documents”).

3.2
We have not examined any documents other than those set out in paragraph 3.1 of this opinion. Save as expressly provided in paragraph 5 of this opinion, we express no opinion whatsoever with respect to any agreement or document, including the Documents.

4.	ASSUMPTIONS

We have made no independent investigation of the accuracy of the assumptions. In rendering this opinion, we have assumed the following:

4.1
the genuineness of all signatures and seals on the Documents, the completeness and the conformity to original documents of all copies submitted to us and the authenticity of the originals of such copies;

4.2
that the copies of the Documents submitted to us for examination are true, complete and up-to-date copies and remain accurate and, as the case may be, fully in force and not revoked, as at the date of this opinion;

4.3
that where a copy of any Document has been provided to us in draft form, such Document will be executed in that form and will be effectively executed and will not be amended, rescinded, revoked, modified or replaced by any subsequent agreement or arrangement;

4.4	the truthfulness of each statement as to all factual matters contained in any Document;

4.5
that the sale of the Borrowed Shares will comply in all respects with the terms, conditions and restrictions in the Documents and all the instruments and other documents relating thereto or executed in connection therewith (where applicable) and the applicable restrictions and regulations under the Securities Act;

4.6	that each of the Documents was duly and validly authorised by the parties thereto (other than the Company), and executed and delivered by the parties thereto;

4.7	the validity and enforceability of the Documents against the parties thereto (other than pursuant to Singapore law); and

4.8
that the Company was duly incorporated and validly existing under the laws of Bermuda prior to 1 October 2024 and all the ordinary shares of the Company issued on or prior to 1 October 2024 were validly issued, fully paid and non-assessable and by virtue of Part 10A of the Companies Act 1967 of Singapore, are ordinary shares of the Company that are validly issued, fully paid and non-assessable with effect from 1 October 2024. For the purposes of this opinion, we have assumed that the term "non-assessable" in relation to Shares means under Singapore law that holders of such Shares, having fully paid up all amounts due on such Shares including as to the issue price thereon, are under no further personal liability to contribute to the assets or liabilities of the Company in their capacities purely as holders of such Shares.

5.	OPINION

On the basis of our examination of the Documents and having regard to the legal considerations which we deem relevant, and subject to the qualifications, limitations and assumptions set forth herein, we wish to advise and/or opine that subject to paragraph 4.8, the Borrowed Shares have been duly authorised, validly issued, fully paid and non-assessable, and neither the Constitution nor the laws of Singapore restrict the transfer of the Borrowed Shares by the Share Lender to the Settlement Agent, or by the Settlement Agent to investors in the Transaction, in the manner contemplated by the Share Lending Agreement and the Prospectus Supplement. The transfer of the Borrowed Shares pursuant to the Share Lending Agreement will not constitute an allotment or issuance of shares by the Company under Singapore law.

6.	QUALIFICATIONS

This opinion is subject to the following qualifications:

6.1	we express no opinion as to matters of fact;

6.2
we hold ourselves out as only having legal expertise, and our statements in this opinion are made only to the extent that a law firm practising Singapore law in Singapore having our role in connection with the Transaction, would reasonably be expected to have become aware of relevant facts and/or to have identified the implications of those facts. We do not hold ourselves out as having any skills or expertise in any other capacity, financial, business, accounting, audit, taxation or technological or otherwise, nor do we render any advice on any foreign law or regulation;

6.3
we have made no investigation of, and do not express or imply any views or opinion on, the laws of any jurisdiction outside Singapore, and in particular, we give no advice regarding the application or content of the federal law of the United States or the laws of any state within the United States. In respect of the Documents, we have assumed due compliance with all matters concerning the laws of all other jurisdictions other than Singapore (in respect of the matters which we have opined on in this opinion);

6.4
we express no opinion as to, and have not investigated or verified the validity, accuracy or completeness of, the facts and information, including any statements of foreign law, or the reasonableness of any assumptions, statements of opinion or intention, contained in the Documents nor have we attempted to determine whether any material fact has been omitted from such Documents or whether particular events have in fact occurred. With respect to matters of fact material to this opinion, we have relied on the statements of the responsible officers of the Company;

6.5
this opinion is strictly limited to matters stated herein and is not to be read or construed as extending (by implication or otherwise) to any other matter or document, regardless of whether such matter or document is in connection with, or referred to, contemplated by or incorporated by reference in, the Prospectus Supplement and/or the Documents;

6.6
we have only been provided with the Documents described in paragraph 3.1 of this opinion and have neither reviewed nor been provided with any other information. Accordingly, no opinion is expressed on any document or matter which is not apparent on the face of such Documents, including, without limitation, any documents or provisions incorporated by reference in the Documents. In particular, no opinion is expressed on the power, capacity and authority of any party to the Documents to assume any obligation, perform any act or be party to any matter that is not apparent on the face of the Documents (without reference to any other document or matter);

6.7
we express no opinion on the accuracy or completeness of any statements as to matters of fact or to any representation contained in the Documents nor upon the commercial terms of the transactions contemplated by the Documents;

6.8
in respect of policies and procedures, our opinion herein is based on a face value reading of documentation provided to us and comparison with relevant legal requirements, and we do not express any opinion as to the effectiveness of their implementation; and

6.9
this opinion is given on the basis that there will be no amendment to, or termination or replacement of, the Documents or of the authorisations and approvals referred to in this opinion, and on the basis of the laws of Singapore in force as at the date of this opinion.

7.	GENERAL

7.1
Subject to the assumptions and qualifications in this opinion, we consent to the use of our opinion as herein set forth as an exhibit to the Prospectus Supplement and further consent to all references to us, if any, in the Prospectus Supplement and any amendments or supplements thereto. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations promulgated thereunder. Further, save for the use of this opinion as an exhibit to the Prospectus Supplement, this opinion is not to be circulated to, or relied upon by, any other person (other than persons entitled to rely on it pursuant to the provisions of the Securities Act) or quoted or referred to in any public document or filed with any governmental body or agency, without our prior written consent.

7.2
This opinion is limited to the laws of Singapore in force as at the date of this opinion and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore. We undertake no responsibility to update this opinion to reflect, or notify any addressee of this opinion or any other person of, any legal or legislative developments or other changes to law or fact arising after the date of this opinion or from the discovery subsequent to the date of this opinion of information not previously known to us pertaining to the events occurring on or prior to the date of this opinion. Our opinion is given only with respect to matters of law and we necessarily do not opine on matters of fact.

Yours faithfully

/s/ SHOOK LIN & BOK LLP

SHOOK LIN & BOK LLP